Mitra Shakeri

202.778.9024
202.778.9100 fax

mitra.shakeri@klgates.com

March 18, 2009

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Regions Morgan Keegan Select Funds
File Nos.: 033-44737; 811-06511

Ladies and Gentlemen:

On behalf of Regions Morgan Keegan Select Funds (the “Trust”), we are hereby transmitting the following documents for filing pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”):

1.     A copy of Rider No. 7 to Investment Company Blanket Bond No. 87035108B, a joint insured bond, in the amount of $7,000,000 (the “Bond”), which extends the expiration date of the Bond from February 15, 2009 through May 15, 2009;

2.     A copy of the resolutions adopted by the Board of Trustees of the Trust, including a majority of the Trustees who are not “interested persons” of the Trust as defined by Section 2(a)(19) of the 1940 Act, approving the amount, type, form and coverage of the Bond and the portion of the premium to be paid by the Trust; and

3.      A copy of the Joint Insured Bond Agreement entered into on August 21, 2006, pursuant to paragraph (f) of Rule 17g-1, which is incorporated by reference to the Trust’s 40-17g filing dated February 13, 2008 (accession number 0000898432-08-000118).

If the Trust had not been named as a co-insured under the Bond, it would have provided and maintained a single insured bond in the amount of $1,900,000 pursuant to paragraph (d) of Rule 17g-1.

Should you have any questions regarding this filing, please do not hesitate to call me at (202) 778-9024 or Alan Porter at (202) 778-9186.

Sincerely,

/s/ Mitra Shakeri

REGIONS MORGAN KEEGAN SELECT FUNDS
Secretary's Certificate

The undersigned is the Secretary of Regions Morgan Keegan Select Funds (the “Trust”). The undersigned hereby certifies that the following resolutions were duly adopted by the Board of Trustees (“Board”) of the Trust, including a majority of the Trustees who are not “interested persons” (as that term is defined in the Investment Company Act of 1940). Said resolutions were adopted at a Board meeting held on January 26, 2009 and are in full force and effect on the date hereof and relate to the currently effective joint fidelity bond for the Trust:

WHEREAS:	the Board adopted resolutions at a Board meeting held on September 12, 2007, approving the currently effective joint fidelity bond for the Trust; and

WHEREAS:	it is proposed that the expiration date of such joint fidelity bond be extended until May 15, 2009;

NOW, THEREFORE, be it:

RESOLVED:

that the President or any Vice President and the Secretary of the Trust, be and each of them hereby is, authorized to extend said joint fidelity bond with the current carrier until May 15, 2009; and be it further

RESOLVED:

that the President or any Vice President and the Secretary of the Trust, be and each of them hereby is, authorized to pay the Trust’s total premium payable with respect to such extension as discussed at this meeting; and be it further

RESOLVED:

that the President or any Vice President and the Secretary of the Trust be, and each of them hereby is, authorized to negotiate and execute such documents as may be necessary to carry out the intent or purpose of the foregoing resolutions; and be it further

RESOLVED:

that the Secretary of the Trust or any Assistant Secretary be, and each hereby is, designated as an officer directed to make filings and give the notices required of the Trust by Rule 17g-1 under the Investment Company Act of 1940.

IN WITNESS WHEREOF, I have executed this Secretary’s Certificate of Regions Morgan Keegan Select Funds as of the 18th day of March, 2009.

/s/Charles D. Maxwell
Charles D. Maxwell

ICI MUTUAL INSURANCE COMPANY,

a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 7

INSURED		BOND NUMBER

Regions Morgan Keegan Select Funds		87035108B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

February 15, 2009	January 15, 2008 to May 15, 2009	/S/ Matthew Link

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the expiration date of the Bond Period set forth in Item 2 of the Declarations is hereby amended to be

12:01 a.m. on May 16, 2009

Standard Time at the Principal Address as set forth in Item 1 of the Declarations.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.